

Mail Stop 3030

May 3, 2017

Via E-mail
Brett Reynolds
Senior Vice-President and Chief Financial Officer
Cogentix Medical, Inc.
5420 Feltl Road
Minnetonka, MN 55343

> **Re:** **Cogentix Medical, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 19, 2017**
> **File No. 333-217385**

Dear Mr. Reynolds:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Caleb French at (202) 551-6947 with any questions.

Sincerely,

/s/ Caleb French for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Cam C. Hoang, Esq.
        Dorsey & Whitney LLP